Exhibit 12.2

ARIZONA PUBLIC SERVICE COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations attributable to common shareholders	$462,141	$450,274	$421,219	$424,969	$395,497
Income taxes	245,842	245,841	237,360	245,095	244,396
Fixed charges	210,776	199,458	204,198	202,457	214,227
Total earnings	$918,759	$895,573	$862,777	$872,521	$854,120

Fixed Charges:
Interest charges	$197,811	$187,499	$193,119	$194,616	$205,533
Amortization of debt discount	4,760	4,793	4,168	4,046	4,215
Estimated interest portion of annual rents	8,205	7,166	6,911	3,795	4,479
Total fixed charges	$210,776	$199,458	$204,198	$202,457	$214,227

Ratio of Earnings to Fixed Charges (rounded down)
Earnings:	4.35	4.49	4.22	4.30	3.98